ACCOUNTANTS' CONSENT




The Board of Directors

Nymox Pharmaceutical Corporation:

We consent to the incorporation by reference in the registration statement #333-31310 on Form F-3, dated March 12, 2003, of Nymox Pharmaceutical Corporation of our report, dated February 22, 2002 (except as to note 13 which is as of March 18, 2002), relating to the consolidated balance sheets of Nymox Pharmaceutical Corporation as at December 31, 2001 and 2000, and related consolidated statements of earnings, deficit and cash flows for the years ended December 31, 2001, 2000 and 1999, which report appears in the December 31, 2001 annual report on Form 20-F of Nymox Pharmaceutical Corporation and to the reference to our Firm under the heading "Experts" in the prospectus.


/s/ KPMG LLP
Chartered Accountants

Montreal, Canada
March 12, 2003